UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0145

Expires: December 31, 2005

Estimated average burden
hours per response . . . 15

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCOTTISH RE GROUP LIMITED

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G7885T104

(CUSIP Number)

Pacific Mutual Holding Company
700 Newport Center Drive
Newport Beach, California 92660-6397
Attention: General Counsel
(949) 219-3011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67885T104	SCHEDULE 13D

1	Name of Reporting Persons/I.R.S. Identification No. of Above Person (Entities Only) Pacific Mutual Holding Company 33-0769202

2	Check the Appropriate Box if a Member of a Group*	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 30,000[1]

	8	Shared Voting Power N/A

	9	Sole Dispositive Power 30,000[1]

	10	Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000[1]

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row 11 less than 1%[1]

14	Type of Reporting Person* IC, CO

1	Reflects ownership at July 11, 2005. On July 23, 2003, Scottish repurchased 1,525,000 Ordinary Shares held by PMHC. As a result of the repurchase, PMHC’s beneficial ownership of Ordinary Shares decreased to 3,035,380 shares, or 8.7% of the then outstanding Ordinary Shares. On December 12, 2003, an affiliate of PMHC purchased 40,000 Hybrid Capital Units (“HCUs”). Each HCU included a convertible preferred share that was convertible into Ordinary Shares at an initial conversion rate of 1.0607, redeemable on May 21, 2007. As a result, PMHC’s beneficial ownership of Ordinary Shares increased to 3,075,380, or 8.7% of the then outstanding Ordinary Shares. On May 6, 2004, PMHC was granted an option to purchase 2,000 Ordinary Shares as a result of participation by a PMHC representative on the Board of Directors of Scottish. As a result, PMHC’s beneficial ownership of Ordinary Shares increased to 3,077,380 shares, or 8.6% of the then outstanding Ordinary Shares. On June 2, 2005, PMHC disposed of 3,007,380 Ordinary Shares. On June 7, 2005, PMHC disposed of 40,000 HCUs. As a result, PMHC beneficially owns only options to purchase 30,000 Ordinary Shares, which represents less than one percent of the outstanding Ordinary Shares.

     This Amendment No. 1 on Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on January 11, 2002, on behalf of Pacific Mutual Holding Company (“PMHC”) to reflect several transactions through the current date that have affected PMHC’s beneficial ownership of Scottish Re Group Limited, formerly Scottish Annuity and Life Holdings, Ltd., a Cayman Islands company (“Scottish”).

     PMHC holds Scottish’s shares through Pacific Life Insurance Company (“Pacific Life”), an indirect, wholly owned subsidiary of PMHC. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 13D. Unless otherwise amended herein, all discussions remain the same as those filed in the Schedule 13D.

Item 2. Identity and Background.

(a)	Name:	Pacific Mutual Holding Company, a California mutual holding company. Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of PMHC. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

(b)	Business Address:	700 Newport Center Drive, Newport Beach, CA 92660-6397.

(c)	Principal business:	PMHC is a holding company whose subsidiaries engage primarily in the business of asset management and sales of life insurance.

(d)	Criminal Proceedings:	During the last five years, neither PMHC nor any executive officer or director of PMHC has been convicted in any criminal proceeding.

(e)	Civil Proceedings:	During the last five years, neither PMHC nor any executive officer or director of PMHC has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	State of Formation:	California.

Item 3. Source and Amount of Funds or Other Consideration.

     PMHC purchased 40,000 Hybrid Capital Units (“HCUs”) on December 12, 2003 for $25 per HCU with working capital. Each HCU included a convertible preferred share that was convertible into Ordinary Shares at an initial conversion rate of 1.0607, redeemable on May 21, 2007.

Item 4. Purpose of Transaction.

     Pursuant to a Share Purchase Agreement dated July 3, 2003, Scottish repurchased 1,525,000 Ordinary Shares from PMHC on July 23, 2003. The Ordinary Shares were repurchased at a price of $19.66 per share. PMHC’s purpose of the disposition was to liquidate a portion of its holdings of

Ordinary Shares. As a result of the repurchase, PMHC’s beneficial ownership of Ordinary Shares decreased to 3,035,380 shares, or 8.7 percent of the then outstanding Ordinary Shares.

     On December 12, 2003, in a public offering made by Scottish pursuant to a prospectus supplement dated December 11, 2003, PMHC acquired 40,000 HCUs for investment purposes. Each HCU included a convertible preferred share that was convertible into Ordinary Shares at an initial conversion rate of 1.0607, redeemable on May 21, 2007. The HCUs were purchased at the public offering price of $25 per HCU. As a result of this transaction, PMHC’s beneficial ownership of Ordinary Shares increased to 3,075,380 shares, or 8.7 percent of the then Outstanding Shares.

     On May 6, 2004, PMHC was granted an option to purchase 2,000 Ordinary Shares as a result of participation by a PMHC representative on the Board of Directors of Scottish. As a result, PMHC’s beneficial ownership of Ordinary Shares increased to 3,077,380 shares, or 8.6 percent of the then outstanding Ordinary Shares.

     On June 2, 2005, PMHC disposed of 3,007,380 Ordinary Shares at $22.75 per share. On June 7, 2005, PMHC disposed of 40,000 HCUs at $25.662 per unit. PMHC’s purpose of these two dispositions was to liquidate its holdings of Ordinary Shares and HCUs.

     As a result of these transactions, PMHC beneficially owns only options to purchase 30,000 Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

(a)	As of July 11, 2005, PMHC beneficially owns only options to purchase 30,000 Ordinary Shares. [2]

(b)	As of July 11, 2005, PMHC has sole voting power and sole dispositive power with respect to options to purchase 30,000 Ordinary Shares. [2]

(c)	On June 2, 2005, PMHC disposed of 3,007,380 Ordinary Shares in a market transaction. On June 7, 2005, PMHC disposed of 40,000 HCUs in a market transaction.

(d)	Not applicable.

(e)	On June 2, 2005, PMHC ceased to own more than five percent of the outstanding shares of Scottish.

2	Reflects ownership at July 11, 2005. On July 23, 2003, Scottish repurchased 1,525,000 Ordinary Shares held by PMHC. As a result of the repurchase, PMHC’s beneficial ownership of Ordinary Shares decreased to 3,035,380 shares, or 8.7% of the then outstanding Ordinary Shares. On December 12, 2003, an affiliate of PMHC purchased 40,000 Hybrid Capital Units (“HCUs”). Each HCU included a convertible preferred share that was convertible into Ordinary Shares at an initial conversion rate of 1.0607, redeemable on May 21, 2007. As a result, PMHC’s beneficial ownership of Ordinary Shares increased to 3,075,380, or 8.7% of the then outstanding Ordinary Shares. On May 6, 2004, PMHC was granted an option to purchase 2,000 Ordinary Shares as a result of participation by a PMHC representative on the Board of Directors of Scottish. As a result, PMHC’s beneficial ownership of Ordinary Shares increased to 3,077,380 shares, or 8.6% of the then outstanding Ordinary Shares. On June 2, 2005, PMHC disposed of 3,007,380 Ordinary Shares. On June 7, 2005, PMHC disposed of 40,000 HCUs. As a result, PMHC beneficially owns only options to purchase 30,000 Ordinary Shares, which represents less than one percent of the outstanding Ordinary Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Scottish Holdings.

     Item 6 of the Schedule D is hereby amended by adding the following paragraphs to the end of each respective discussion:

Stockholder Agreement

     Pursuant to the Stockholder Agreement, PMHC appointed two directors to Scottish’s Board of Directors (the “Board”) in December 2001 who were later elected by shareholders in May 2002 as Class I and Class III directors, respectively. The Class III directorship terminated on May 5, 2004 and PMHC did not stand for reelection to this director position. The Class I director resigned from Scottish’s Board of Directors effective February 21, 2005. Because PMHC currently holds less than 10% of Scottish’s issued and outstanding Ordinary Shares, it is no longer entitled under the Stockholder Agreement to nominate persons for election or reelection to the Board.

Share Purchase Agreement

     PMHC and Scottish entered into the Share Purchase Agreement dated July 3, 2003, under which Scottish agreed to repurchase 1,525,000 Ordinary Shares from PMHC using the proceeds of the sale of newly issued Ordinary Shares pursuant to a Registration Statement on Form S-3 filed with the SEC on April 15, 2003.

Item 7. Material To Be Filed as Exhibits.

     The Share Purchase Agreement dated July 3, 2003 is incorporated by reference as Exhibit 10.1 to Form 8-K filed by Scottish on July 8, 2003.

     Prospectus Supplement dated July 17, 2003 to Prospectus dated April 24, 2003 is incorporated by reference as filed by Scottish on July 18, 2003.

     Prospectus Supplement dated December 11, 2003 to Prospectus dated April 24, 2003 is incorporated by reference as filed by Scottish on December 15, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 11, 2005

Signature: /s/ KHANH T. TRAN

Name/Title Khanh T. Tran
Executive Vice President &
Chief Financial Officer

APPENDIX A

Name:	Mariann Byerwalter, Director

Business Address:	335 West Santa Inez Avenue
Hillsborough, CA 94010

Principal Occupation:	Chairman

Name, principal business and address of corporation or other organization in which employment is conducted:	JDN Corporate Advisory, LLC 335 West Santa Inez Avenue Hillsborough, CA 94010

Citizenship:	USA

APPENDIX A

Name:	Dwight W. Decker, Director

Business Address:	4000 MacArthur Blvd., West Tower Newport Beach, CA 92660

Principal Occupation:	Chairman and CEO

Name, principal business and address of corporation or other organization in which employment is conducted:	Conexant Systems, Inc. 4000 MacArthur Blvd., West Tower Newport Beach, CA 92660

Citizenship:	USA

APPENDIX A

Name:	Richard M. Ferry, Director

Business Address:	1900 Avenue of the Stars, Suite 2600 Los Angeles, CA 90067

Principal Occupation:	Founder Chairman

Name, principal business and address of corporation or other organization in which employment is conducted:	Korn Ferry International 1900 Avenue of the Stars, Suite 2600 Los Angeles, CA 90067

Citizenship:	USA

APPENDIX A

Name:	Donald E. Guinn, Director

Business Address:	130 Kearny Street, Room 3200
San Francisco, CA 94108-4887

Principal Occupation:	Chairman Emeritus

Name, principal business and address of corporation or other organization in which employment is conducted:	Pacific Telesis Group (Retired) 130 Kearny Street, Room 3200 San Francisco, CA 94108-4887

Citizenship:	USA

APPENDIX A

Name:	Susan Westerberg Prager, Director

Business Address:	1330 Carroll Avenue
Los Angeles, CA 90005

Principal Occupation:	Professor of Law

Name, principal business and address of corporation or other organization in which employment is conducted:	UCLA School of Law 1330 Carroll Avenue Los Angeles, CA 90095

Citizenship:	USA

APPENDIX A

Name:	David E.I. Pyott, Director

Business Address:	2525 Dupont Drive
Irvine, CA 92612

Principal Occupation:	Chairman of the Board, President, and CEO

Name, principal business and address of corporation or other organization in which employment is conducted:	Allergan, Inc. 2525 Dupont Drive Irvine, CA 92612

Citizenship:	USA

APPENDIX A

Name:	Glenn S. Schafer

Business Address:	700 Newport Center Drive
Newport Beach, CA 92660

Principal Occupation:	Director and Vice Chairman

Name, principal business and address of corporation or other organization in which employment is conducted:	Pacific Life Insurance Company 700 Newport Center Drive Newport Beach, CA 92660

Citizenship:	USA

APPENDIX A

Name:	Thomas C. Sutton

Business Address:	700 Newport Center Drive
Newport Beach, CA 92660

Principal Occupation:	Director, Chairman and Chief Executive Officer

Name, principal business and address of corporation or other organization in which employment is conducted:	Pacific Life Insurance Company 700 Newport Center Drive Newport Beach, CA 92660

Citizenship:	USA

APPENDIX A

Name:	William S. Thompson, Jr., Director

Business Address:	840 Newport Center Drive
Newport Beach, CA 92660

Principal Occupation:	Managing Director and Chief Executive Officer

Name, principal business and address of corporation or other organization in which employment is conducted:	PIMCO 840 Newport Center Drive Newport Beach, CA 92660

Citizenship:	USA

APPENDIX A

Name:	James R. Ukropina, Director

Business Address:	400 South Hope Street, 16th Floor
Los Angeles, CA 90071

Principal Occupation:	Lawyer

Name, principal business and address of corporation or other organization in which employment is conducted:	O’Melveny & Myers 400 South Hope Street, 16th Floor Los Angeles, CA 90071

Citizenship:	USA

APPENDIX A

Name:	Larry J. Card

Business Address:	700 Newport Center Drive
Newport Beach, CA 92660

Principal Occupation:	Executive Vice President and Chief Credit Officer

Name, principal business and address of corporation or other organization in which employment is conducted:	Pacific Life Insurance Company 700 Newport Center Drive Newport Beach, CA 92660

Citizenship:	USA

APPENDIX A

Name:	Khanh T. Tran

Business Address:	700 Newport Center Drive
Newport Beach, CA 92660

Principal Occupation:	Executive Vice President and Chief Financial Officer

Name, principal business and address of corporation or other organization in which employment is conducted:	Pacific Life Insurance Company 700 Newport Center Drive Newport Beach, CA 92660

Citizenship:	USA